UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2024

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Registrant’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

2

Forward Looking Statements

This Semiannual Report on Form 1-SA of Coyuchi, Inc., a California corporation (this “Semiannual Report”), contains forward-looking statements, as defined under federal securities laws. The statements should be read in conjunction with our financial statements and the related notes included elsewhere in this Semiannual Report. Such statements encompass various aspects, including our business plan, strategy, and industry. These forward-looking statements are often conveyed through terms such as “may,” “will,” “anticipate,” “estimate,” “plan, “project,” “continue,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar expressions. It is important to note that these statements are based on our current assumptions, expectations, and beliefs, and they are subject to substantial risks, uncertainties, estimates, assumptions, and changes in circumstances. Consequently, our actual results, performance, or achievements may differ materially from those expressed or implied in any forward-looking statement, including factors such as the profitability of our business. We want to emphasize that these statements reflect management’s current perspectives on future events and involve risks and uncertainties that could significantly impact the Company’s actual results. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (the “SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Semiannual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events or otherwise.

As used in this Semiannual Report, the terms “Coyuchi”, “we,” “us,” “our” or “the Company” refer to Coyuchi, Inc.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report. Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The financial statements and figures included in this Semiannual Report as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 are unaudited, and may not include year-end adjustments necessary to make those financial statements and figures comparable to audited results.

Results of Operations - Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

The following section discusses and analyzes the changes in the significant line items in our statements of operations for the comparison periods identified.

Sales

	For the Six Months Ended		Change
	June 30, 2024	June 30, 2023	Amount	Percentage
Net Sales	$11,799,882	$12,048,875	$(248,994)	-2%

Through the six months ended June 30, 2024, the Home Goods industry was challenged by a dynamic macroeconomic environment, facing headwinds on several fronts, including continued softness in the housing market, high interest rates, perceived high-prices, geopolitical tensions, and uncertainty regarding the looming Presidential election, all of which impacted consumer sentiment and purchasing. Due to the macroeconomic uncertainty and reduced purchasing power, consumer shopping behaviors have shifted towards more conservative spending habits and in some cases, postponing purchases altogether, resulting in decreased expenditure on discretionary goods. To address the shift in consumer buying habits, much of the broader consumer goods sector has pivoted to compete for the consumers’ limited “share of wallet,” resulting in increased levels of promotional activity and price discounting. In addition to the changing consumer landscape, digital advertising costs have continued to increase, thus reducing traffic and scale of new customer acquisition for the six-month period ending June 30, 2024 (described in more detail below under Operating Expenses).

Net sales for the six-months ended June 30, 2024 amounted to $11,799,882, as compared to $12,048,875 for the six-month period ended June 30, 2023, representing a decrease in net sales of $248,994, or -2%. During the first half of 2023, the Company increased promotions and discounts to drive traffic and re-align inventory levels to post COVID-19 normalized levels. This strategy generated additional customer traffic, higher conversion, and growth in year-over-year gross sales, albeit at lower margins. Conversely, during the first half of 2024, as the Company began to return to normalized inventory levels and in-stock positions on core products, management implemented several strategies to improve gross-to-net sales dilution, including returning to full-price sales, reducing promotional activity and discounting, implementing a new returns policy, and launching an inventory replenishment program for best-selling product.

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As a result of normalized inventory levels and managing gross-to-net sales dilution, average order value increased year-over-year, with average order values in the comparative six-month period increasing to $290 in 2024, as compared to $272 in 2023. We believe that sales will ramp up in the latter half of the year due to the strong inventory position to support the upcoming Holiday Season and recent investments in elevated creative and marketing.

Below is a summary of the disaggregation of Net Sales per category of sales channel:

	For the Six Months Ended		Change
	June 30, 2024	June 30, 2023	Amount	Percentage
Direct-to-Customer	$11,685679	$14,823,160	$(3,137,481)	-21%
Wholesale	2,273,278	2,084,566	188,712	9%
Others	141,870	968,704	(826,834)	-85%
Adjustments, Discounts	(2,300,945)	(5,827,555)	3,526,610	-61%
Net Sales	$11,799,882	$12,048,875	$(248,994)	-2%

Cost of Sales

	For the Six Months Ended		Change
	June 30, 2024	June 30, 2023	Amount	Percentage
Cost of Sales	$5,545,196	$6,379,117	$(833,920)	-13%
Gross Profit	$6,254,685	$5,669,759	$584,927	10%

Total cost of sales decreased by $833,920, or approximately -13%, from the six-month period ended June 30, 2023 to the six-month period ended June 30, 2024. This decrease was mainly attributed to lower sales volume and reductions in third-party logistics (3PL) and customer shipping expenses. Gross profit increased by $584,927 or approximately 10% as a result of lower sales dilution, including discounting and returns, landed cost improvements, and order fulfillment efficiencies.

Operating Expenses

	For the Six Months Ended		Change
	June 30, 2024	June 30, 2023	Amount	Percentage
Professional and Consulting Fees	$1,945,735	$2,147,924	$(202,190)	-9%
Selling Expense	405,928	412,092	(6,164)	-1%
Marketing and Advertising	2,677,872	2,744,365	(66,492)	-2%
General and Administrative	3,622,110	3,738,095	(115,985)	-3%
Depreciation and Amortization	352,578	249,896	102,682	41%
Operating Expenses	$9,004,223	$9,292,372	$(288,149)	-3%

Total operating expenses decreased by $288,149, or approximately -3%, from the six-month period ended June 30, 2023 to the six-month period ended June 30, 2024, reflecting the company’s focus on returning to profitability. This was primarily due to the effects of the following:

●	Decrease in professional and consulting fees of $202,190, or approximately -9%, from the six-month period ended June 30, 2023 to the six-month period ended June 30, 2024. Professional fees and services decreased by $424,078, while computer and software costs decreased by $202,354. However, $424,242 in cost savings were offset by increases in legal and accounting fees, primarily related to our Reg-A offering.

●	Decrease in marketing and advertising expense of $66,492 or approximately -2%, from the six-month period ended June 30, 2023 to six-month period ended June 30, 2024 primarily due to reduced marketing spend in paid channels.

●	Increase in depreciation and amortization expense of $102,682 or approximately 41%, from the six-month period ended June 30, 2023 to six-month period ended June 30, 2024. The increase is attributable to the amortization of the capitalized enterprise resource planning costs and deferred financing fees.

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Other Income (Expense)

	For the Six Months Ended		Change
	June 30, 2024	June 30, 2023	Amount	Percentage
Other Income (Expense)	$(137,070)	$12,626	$(149,696)	-1,186%
Interest Expense	(177,042)	(209,938)	32,896	16%
Interest Expense – Related Party	0	(294,084)	294,084	100%
Other Income (Expense)	$(314,112)	$(491,396)	$177,284	36%

Other income (expense) increased by $177,284, or approximately 36%, from six-month period ended June 30, 2023 to six-month period ended June 30, 2024. This was primarily due to the effects of the following:

●

Increase in other expenses amounting to $137,070 pertains to $128,588 prior period adjustment to record 2023 income tax provision and $8,482 write-off of computer and other hardware assets . The six-month period ended June 30, 2023 other income amounting to $12,626 pertains to gain on remeasurement upon renewal of an existing lease under ASC 842, $12,741, net of other expenses amounting to $115.

●	Decrease in interest expense by $32,896, or approximately -16%, is due to a decrease in required lines of credit by the Company in the six-month period ended June 30, 2024 from six-month period ended June 30, 2023, to fund working capital expenses.

●	Decrease in interest expense - related party to nil in the six-month period ended June 30, 2024 from six-month period ended June 30, 2024, is due to the cancellation of the Promissory Note and related Revolving Credit Agreement issued to Jessica E. Smith and Kevin R. Brine.

Income Tax Benefit

	For the Six Months Ended		Change
	June 30, 2024	June 30, 2023	Amount	Percentage
Income tax benefit	$660,155	$741,842	$(81,687)	-11%

The income tax benefit is based on the estimated income taxes for the six-month period ended June 30, 2024 and 2023, respectively. The increase in the benefit is primarily due to the operating loss position of the Company for the six-month period ended June 30, 2024.

Operating Segments

Although the Company disaggregates their sales as Direct-to-consumers, Wholesale, and Others, the Company only considers that it has only one operating segment, which is the sale of beddings and other similar products to customers in the United States.

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Liquidity and Capital Resources

The Company’s primary sources of liquidity are our current balances of cash and cash equivalents and borrowings available under the lines of credit. Our primary cash needs are (i) funding working capital requirements, (ii) meeting debt service requirements, and (iii) meeting capital expenditures in connection with making information technology and digital commerce enhancements. The most significant components of our working capital are cash and cash equivalents, inventories, accounts payable and other current liabilities. For the six-month period ending June 30, 2024, the Company was actively addressing its inventory needs, focusing on replenishing core products and returning to healthy inventory levels. In 2023, the Company adopted a more conservative approach to inventory procurement, minimizing purchases and concentrating solely on fast-selling and core products. This strategy aimed to maintain adequate stock levels for the products driving the highest sales velocity. For the same period, ending on June 30, 2024, the Company

	For the Six Months Ended		Change
	June 30, 2024	June 30, 2023	Amount	Percentage
Cash flows provided by (used in):
Operating activities	$(2,668,615)	$(4,581,387)	$1,912,772	42%
Investing activities	(311,386)	(263,450)	(47,936)	-18%
Financing activities	2,517,592	2,720,261	(202,669)	-7%
Increase (decrease) in cash and cash equivalents	$(462,408)	$(2,124,576)	$1,662,167	78%

Operating Activities

Our cash flows from operating activities vary depending on the results of operations and changes in operating assets and liabilities.

For the six-month period ended June 30, 2024, net cash used in operating activities amounted to $2,668,615, which was the net effect of the following: (i) net loss of $2,403,495, (ii) decrease in receivables of $152,041, (iii) decrease in inventories of $368,300, (iii) increase in prepaid and other current assets of $35,391, (iv) increase in accounts payable of $834,476, (v) increase in accrued liabilities of $11,228, (vi) increase in other net assets of $111,368, and (vii) net non-cash adjustment of $207,002, including depreciation and amortization of $352,578, right-of-use asset remeasurement loss of $109,666, share-based compensation of $277,722, and income tax benefit of $532,965.

For the six-month period ended June 30, 2023, net cash used in operating activities amounted to $4,581,387, which was the net effect of the following: (i) a net loss of $3,372,168, (ii) decrease in receivables of $423,985, (iii) decrease in inventories of $1,304,250, (iii) decrease in prepaid and other current assets of $256,553, (iv) decrease in accounts payable of $2,880,341, (v) decrease in accrued liabilities of $23,404, (vi) net increase in other assets and liabilities of $51,286, and (viii) net non-cash adjustment of $341,548 which pertains to amortization of right-of-use asset amounting to $86,804, depreciation of $249,896, right-of-use asset remeasurement gain of $13,133, share-based compensation of $83,126, and income tax benefit of $748,241.

Investing Activities

For the six-month periods ended June 30, 2024 and 2023, our investing activities pertained to acquisitions of equipment and software to improve the operational efficiency of our company, which amounted to the aggregate of $311,386 and $263,450, net of disposals, respectively.

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Financing Activities

For the six-month periods ended June 30, 2024 and 2023, our financing activities pertained primarily to the net proceeds from our existing lines of credit and from issuance of Series C Preferred Stock, which amounted to $2,517,592 and $2,720,261, respectively.

Merchant Financial Group Line of Credit

On July 29, 2022, the Company entered into a line of credit agreement with Merchant Financial Group at an aggregate amount of $5,500,000. On April 8, 2024, the line of credit with Merchant Financial Group was extinguished and replaced by the revolving credit facility with Rosenthal & Rosenthal discussed below. The interest rate on the revolving credit was equal to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate. Interest shall accrue on a daily basis and shall be payable monthly in arrears on the first day of each month. As of June 30, 2024 and June 30, 2023, nil and $4,645,165, respectively, had been borrowed under this agreement. The interest incurred for the six months ended June 30, 2024 and 2023 in connection with the Merchant Financial Group line of credit amounted to $48,803.69 and $222,767, respectively.

Rosenthal & Rosenthal Revolving Credit Facility

On April 8, 2024, the Company entered into a revolving credit agreement with Rosenthal & Rosenthal at an aggregate amount of $3,000,000. The amounts due in relation to the revolving credit shall bear interest equal to the Prime Rate plus 2% on the average daily balances in the Loan Account during the preceding month that does not exceed the Borrowing Base or the Maximum Revolving Credit. The “Prime Rate” means the prime rate from time to time publicly announced in New York City by JPMorgan Chase Bank. Any change in the effective interest rates in this Agreement due to a change in the Prime Rate shall take effect on the date of such change in the Prime Rate, provided, that, no decrease in the Prime Rate below 7% per annum shall be given any effect. As of June 30, 2024, $1,607,045 had been borrowed under this agreement. The interest incurred for the six months ended June 30, 2024 in connection with the Rosenthal revolving credit facility amounted to $55,075.38.

Revolving Credit Agreement - Jessica E. Smith and Kevin R. Brine

In August 2022, the Company entered into a revolving credit agreement with Jessica E. Smith, a director of our company, and Kevin R. Brine (a director of our company until April 2022), the husband of Ms. Smith, pursuant to which the Company issued a promissory note in favor of Ms. Smith and Mr. Brine in the principal amount of $4,750,000. The note bears interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. The 12MAT Index pertains to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. In 2023, the revolving line of credit with Mr. Brine and Ms. Smith was increased and the Company drew an additional $660,000 on the line of credit pursuant to additional draws on March 31, 2023, April 24, 2023 and May 3, 2023 in the amount of $200,000, $220,000, and $240,000, respectively. As of June 30, 2023, the revolving line of credit was fully drawn with a total outstanding principal balance of $5,410,000. The interest incurred for the six months ended June 30, 2023 in connection with the $5,410,000 revolving line of credit amounts to $294,084.

On September 30, 2023, the Company entered into a Debt Cancellation and Pay-off Agreement (the “Debt Cancellation Agreement”) with Ms. Smith and Mr. Brine. Pursuant to the Debt Cancellation Agreement, the Company’s outstanding indebtedness under the Promissory Note and the Revolving Credit Agreement in the aggregate principal amount of $5,410,000 was canceled and, in exchange, the Company issued 834,877 shares of Series C Preferred Stock to each of Ms. Smith and Mr. Brine (1,669,754 shares of Series C Preferred Stock in aggregate).

Short-term Loan - Marie-Rose Kahane

On May 22, 2023, the Company entered into a short-term loan agreement with a related party to a board member and shareholder, providing a loan to the Company in the principal amount of $600,000. The loan accrues interest at 12% per annum. The loan and the interest are due to be settled on January 1, 2026, with an option to pay in installments for as long as each installment would not be less than €20,000. The interest incurred under the loan agreement for the year ended December 31, 2023 amounts to $43,397. The interest incurred under the loan agreement for the six months ended June 30, 2024 amount to $35,704.16.

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Long-Term Notes - Saffron Hill Ventures 2 LP

On February 14, 2024 and March 15, 2024, the Company issued promissory notes to Saffron Hill Ventures 2 LP, a stockholder of the Company affiliated with Ranjeet Bhatia, a member of the board of directors, amounting to $650,000 each, totaling to $1,300,000. The loans accrue simple interest at a rate per annum equal to the US federal funds rate in effect on the date of each monthly payment, plus three percent (3%). The interest incurred under the promissory notes for the six months ended June 30, 2024 amounted to $36,492.25.

Other

In addition to the lines of credit, stock related financing activities for the six months ended June 30, 2024, pertained to the net proceeds from issuance of shares of Series C Preferred Stock in the Regulation A+ offering amounting to $56,873, net of issuance costs of $78,020. For the six months ended June 30, 2023, stock related financing activities for the six months ended June 30, 2023 pertained to the net proceeds from issuance of shares of Series C Preferred Stock in the Regulation A+ offering amounting to $415,735, which is net of issuance costs of $131,319.

Item 2. Other Information

Effective as of August 14, 2024, Gabriela Bermudez has resigned from her position as Controller of the Company. We will not seek to fill the Controller position at this time, but will continue ongoing assessments of its team composition and structure, and bring on relevant team members as needed.

Vicky Williams Grahan joined Coyuchi in 2024 as Chief Digital Officer. A digital veteran with over twenty years of experience, she brings expertise in DTC ecommerce and marketing from her prior executive leadership roles at Parachute Home (2023) and Girlfriend Collective (2021-2022). Ms. Grahan has a track record of driving profitable growth for brands through implementation of holistic and impactful go-to-market strategies. She’s held prior senior management roles at Atom Tickets (2018-2021) and customer analytics consultancy, Custora (2015-2018). Early in her career Ms. Grahan oversaw CRM and direct marketing in-house at Guess? Inc. and worked with luxury retail clients at American Express. Ms. Grahan holds a B.S. from UCLA and an MBA from NYU Stern School of Business.

Neil Kee, our Chief Financial Officer, joined our company in May 2024. During his 18+ year career, Mr. Kee has held a number of executive roles within the consumer and retail space, including Solly Baby (2021-2023), an infant & juvenile products company, Violet Grey (2019-2021), a beauty and personal care retailer, and Dogeared (2018-2019), a California-based jewelry brand. Early in his career, Mr. Kee was an investment professional at The Riverside Company, a global investment firm, where he made control investments in public and private companies out of the firm's flagship LBO fund, and an investment banker at Harris Williams & Co., where he focused primarily on consumer and retail M&A transactions. Mr. Kee holds a B.A. from Michigan State University.

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Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Coyuchi, Inc.

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COYUCHI, INC.

BALANCE SHEETS

As of June 30, 2024 (unaudited) and December 31, 2023

	As of June 30, 2024	As of December 31, 2023
	(unaudited)	*
Assets
Current assets
Cash and cash equivalents	$322,228	$784,637
Accounts receivable, net	676,090	828,131
Inventory	10,111,474	10,479,744
Prepaid expenses	834,993	799,602
Total current assets	11,944,784	12,892,143

Property and equipment, net	1,177,490	1,218,682
Security deposits	56,753	56,753
Right-of-use asset	374,334	484,001
Deferred tax assets, net	5,718,507	5,185,542
Intangible assets	997,796	997,796
Total assets	$20,269,664	$20,834,917

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$4,641,519	5,475,995
Lines of credit	1,722,638	505,046
Note payable, short term	-	600,000
Accrued liabilities	3,241,392	3,252,619
Right-of-use liability, current portion	244,379	228,690
Total current liabilities	9,849,928	10,062,350
Note payable, long term	1,900,000	-
Warrant liability	39,200	39,200
Right-of-use liability, net of current portion	144,997	272,054
Total liabilities	$11,934,125	$10,373,604

Commitments and Contingencies

Stockholders’ Equity
Series C convertible preferred stock at $0.00001 par value; 18,600,000 shares authorized; 6,220,912 and 6,165,829 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	23,986,116	23,929,243
Series B convertible preferred stock at $0.00001 par value; 16,000,000 shares authorized; 6,036,922 shares issued and outstanding as of June 30, 2024 and December 31, 2023.	3,018,461	3,018,461
Series A convertible preferred stock at $0.00001 par value; 1,100,000 shares authorized; 512,789 shares issued and outstanding as of June 30, 2024 and December 31, 2023.	769,184	769,184
Common stock, at $0.00001 par value; 48,600,000 shares authorized; 12,282,616 shares issued and outstanding as of June 30, 2024 and December 31, 2023.	121	121
Additional paid-in capital	2,212,958	1,992,109
Accumulated deficit	(21,651,300)	(19,247,805)

Total Stockholders’ Equity	8,335,540	10,461,313
Total Liabilities and Stockholders’ Equity	$20,269,664	$20,834,917

(*) Derived from audited information.

The accompanying notes are an integral part of these unaudited condensed financial statements.

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COYUCHI, INC.

STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2024 and 2023 (unaudited)

	For the Six Months Ended
	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
Net sales	$11,799,882	$12,048,875
Cost of Sales	5,545,196	6,379,117
Gross Profit	6,254,685	5,669,758

Operating Expenses
Professional and consulting fees	1,945,735	2,147,924
Selling expense	405,925	412,092
Marketing and advertising	2,677,872	2,744,365
General and administrative	3,622,110	3,738,095
Depreciation and amortization	352,578	249,896
Total Operating Expenses	9,004,223	9,292,372

Income (Loss) from Operations	(2,749,537)	(3,622,614
Other income (expense)
Other	(137,070)	12,626
Interest expense	(177,042)	(209,938)
Interest expense – related party	0	(294,084)
Other income (expense)	(314,112)	(491,396)
Benefit (provision) for income tax
Current income tax	(5,680)	(6,399)
Deferred income tax	665,835	748,241
Benefit (provision) for income tax	660,155	741,842
Net Loss	$(2,403,495)	$(3,372,168)

Basic earnings per share attributable to Coyuchi, Inc. common shareholders	$(0.20)	$(0.28)
Diluted earnings per share attributable to Coyuchi, Inc. common shareholders	$(0.20)	$(0.28)
Weighted average number of shares used to calculate for basic earnings (loss) per share	12,282,616	12,220,116
Weighted average number of shares used to calculate for diluted earnings (loss) per share	12,282,616	12,220,116

The accompanying notes are an integral part of these unaudited condensed financial statements.

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COYUCHI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2024 (unaudited) and the Six Months Ended June 30, 2023 (unaudited)

	Common Stock		Preferred A		Preferred A-1		Preferred B		Preferred B-1		Preferred C			Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Deficit	Total
Balance, December 31, 2022	12,220,116	$121	512,789	$769,184	-	-	6,036,922	$3,018,461	-	-	3,928,198	$17,104,957	$1,822,744	$(15,025,038)	$7,690,429

Stock issuance due to round down	-	-	-	-	-	-	-	-	-	-	56, 124	-	-	-	-
Stock issuance	-	-	-	-	-	-	-	-	-	-	154,849	$415,735	-	-	$415,735
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	$83,126	-	$83,126
Net loss														$(3,372,168)	$(3,372,168)
Balance, June 30, 2023	12,220,116	$121	512,789	$769,184	-	-	6,036,922	$3,018,461	-	-	4,139,171	$17,520,692	$1,905,870	$(18,397,206)	$4,817,122
Balance, December 31, 2023	12,282,616	$121	512,789	$769,184	-	-	6,036,922	$3,018,461	-	-	6,165,829	$23,929,243	$1,992,109	$(19,247,805)	$10,461,313

Stock Issuance	-	-	-	-	-	-	-	-	-	-	55,082	$56,873	-	-	$56,873
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	$220,849	-	$220,849
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	$(2,403,495)	$(2,403,495)
Balance, June 30, 2024	12,282,616	$121	512,789	$769,184	-	-	6,036,922	$3,018,461	-	-	6,220,912	$23,986,116	$2,212,958	$(21,651,300)	$8,335,540

The accompanying notes are an integral part of these unaudited condensed financial statements.

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COYUCHI, INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2024 and 2023 (unaudited)

	For the Six Months Ended
	June 30, 2024	June 30, 2023
	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,403,495)	$(3,372,168)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	352,578	336,700
Gain on remeasurement of right-of-use asset	109,666	(13,133
Stock based compensation	277,722	83,126
Income tax benefit	(532,965)	(748,241)
Net Changes in assets and liabilities:
Accounts receivable	152,041	423,985
Inventories	368,300	1,304,250
Prepaid and other current assets	(35,391)	256,553
Accounts payable	(834,476)	(2,880,341)
Other	(111,368)	51,286
Accrued liabilities	(11,228)	(23,404)
Net cash used in operating activities	(2,668,614)	(4,581,387)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment, net of disposals	(311,386)	(263,450)
Net cash used in investing activities	(311,386)	(263,450)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from lines of credit	2,517,592	2,304,526
Net proceeds from issuance of preferred C	0	415,735
Net proceeds from stock option exercise	0	-
Net cash provided by financing activities	2,517,592	2,720,261

NET DECREASE IN CASH AND CASH EQUIVALENTS	(462,408)	(2,124,576)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF INTERIM PERIOD	784,637	2,959,119
CASH AND CASH EQUIVALENTS, AT END OF INTERIM PERIOD	$322,229	$834,543

Supplemental cash flow information
Cash paid for interest	$177,042	$504,022
Cash paid for taxes	$0	$25,271

The accompanying notes are an integral part of these unaudited condensed financial statements.

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NOTE 1 – ORGANIZATION AND PRESENTATION

Coyuchi, Inc. (the “Company”) was incorporated in the state of California in 1991. The Company is a designer and marketer of organic cotton and other natural fiber bedding, and apparel items for adults and young children and is headquartered in San Francisco, California. The Company sells direct to consumers, retail stores, and hospitality customers. Finished goods are sourced from several countries. The Company uses a third-party warehouse to store, process, and ship inventory to customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying unaudited financial statements include the accounts of the Company. The accompanying financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and pursuant to the Regulation S-X. In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of such interim results.

The results for the unaudited condensed statement of operations and comprehensive loss are not necessarily indicative of results to be expected for the year ending December 31, 2024 or for any future interim period. The condensed balance sheet as of December 31, 2023 has been derived from the audited financial statements; however, it does not include all of the information and notes required by GAAP for complete financial statements. The accompanying unaudited condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2023 and notes thereto included in the Company’s Annual Report on Form 1-K as filed at www.sec.gov on May 31, 2024.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Those estimates include the allowance for doubtful accounts and certain variable consideration included as part of revenue recognition. These estimates are inherently subject to judgement based on historical data of the Company and actual results could differ from those estimates.

COVID-19

The Company considered the impacts of the COVID-19 pandemic on the assumptions and inputs (including market data) supporting certain of these estimates, assumptions and judgements. The level of uncertainties and volatility in the global financial markets and economies resulting from the pandemic, including changes in consumer spending patterns for discretionary goods, may have an impact on our operations and financial performance, which means that these estimates may change in future periods, as new events occur and additional information is obtained.

Cash & Cash Equivalents

Cash consists of bank deposits and amounts in transit from banks for credit card and debit card transactions that will be processed in less than seven days. The company considers all highly-liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents.

The Company’s cash is primarily maintained in checking accounts. These balances may, at times, exceed the U.S. Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses on deposits of cash and cash equivalents.

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Trade Receivables

Trade receivables represent amounts due from customers and are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience, and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due the Company could be adversely affected. Trade receivables of the Company as of June 30, 2024 and December 31, 2023 are net of allowance amounting to approximately $212,294 and $206,294, respectively.

Inventories and Inventories in Transit

Inventories and inventories in transit, which consist entirely of finished goods, are stated at the lower of cost (determined on the average cost basis) or net realizable value. The costs related to freight, import duties, and fees related to the purchases of inventories, are capitalized as part of the inventory, and are included in cost of sales as products are sold.

At any one time, inventories include items that have been written down to the Company’s best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise, anticipated demand based on factors such as customer preferences and fashion trends, as well as anticipated markdowns to reduce the price of merchandise from its recorded retail price to a retail price at which it is expected to be sold in the future. These estimates are based on historical experience and current information about future events which are inherently uncertain. As of June 30, 2024 and December 31, 2023, the inventory reserve of the Company has a balance of $64,264.

The Company accrues for inventories in transit once it takes legal ownership and title to the merchandise. As of June 30, 2024 and December 31, 2023, inventories in transit amounted to approximately $1,348,051 and $1,251,933, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of major classes of depreciable assets are as follows:

Estimated Useful Life
Website and internal-use software	3 Years
Computer Equipment	5 Years
Furniture and Fixtures	7 Years
Leasehold improvements	The lessor of the life of the leasehold with renewals or 7 Years

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired, and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations. The Company includes its website and internal use software as part of Property and Equipment.

Costs incurred during the development stage related to website or other internally developed software additions are capitalized. Amortization of such costs occurs on a straight-line basis over the estimated useful life of the related asset and begins once the asset is ready for its intended use. Subsequent costs to maintain these assets are charged to expense, as incurred.

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Intangible Asset – Trade Name

The Company’s intangible asset pertains to the trade name related to the Coyuchi brand that was acquired in 2007. Trade names have an indefinite life and are not subject to amortization, but are being reviewed annually (or more frequently if impairment indicators arise) for impairment. Impairment indicators include the significant decrease in the fair value of an asset, significant adverse changes in the extent or use or physical condition of an asset, significant adverse change in legal or regulatory factors affecting an asset, operating or cash flow losses (or a projection of losses) that demonstrate continuing losses associated with the use of an asset, or a current expectation that, more likely than not, an asset will be sold or disposed. Management believes that there is no impairment on the Company’s trade name as of June 30, 2024 and December 31, 2023.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flows, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset’s remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the asset. No impairment losses were recorded for the six months ended June 30, 2024 or the year ended December 31, 2023.

Revenue Recognition

Effective January 1, 2019, we adopted ASC Topic 606, Revenue from Contract with Customers (“ASC 606”) under the retrospective method. The standard requires entities to recognize revenue upon transfer of goods or services to customers in amounts that reflect the consideration that the entities expect to receive in exchange for those goods or services. ASC 606 also requires the deferral of incremental costs of obtaining a contract with a customer.

Revenue primarily consists of sales of organic cotton and other natural fiber bedding, bath, and apparel items to wholesale customers, direct-to-consumer sales through the Company’s website. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company has three Revenue channels: Wholesale, Direct-to-consumer, and Others. Wholesale pertains to sales made to customers who order in bulk with the intent of resale the purchased goods. Direct-to-consumers pertain to sales made directly to end-users. Other channels pertain to sales to the hospitality industry or sales made during one-time events such as liquidation sales

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. Discounts are recorded as a reduction to revenue when the order is accepted. The customer has no cancellation privileges after shipment, other than customary rights of return. The Company’s standard terms for online sales allow for returns anytime if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved.

For the Company’s wholesale customer transactions, a contract exists when a written contract is received, or in the absence thereof, a written purchase order is received, and control transfers at the time of shipment or the time of delivery, depending upon the specific terms of customer arrangement. For the Company’s direct-to-consumer transactions, a contract exists when an order is placed online and control transfers upon shipment of merchandise to the customer. Generally, all of the Company’s transactions with its customers include a single performance obligation delivered at a point in time. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. The typical payment terms for wholesale customers are net 60-days. On the other hand, direct-to-consumer payments are made upon completion of the order.

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The following table presents the Company’s revenues disaggregated into categories based on the sales channel for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended
	June 30, 2024	June 30, 2023
Direct-to-consumers	$11,685,679	$14,823,160
Wholesale	2,273,278	2,084,566
Others	141,870	968,704
Adjustments, Discounts and Refunds	(2,300,945)	(5,827,555)
Net Sales	$11,799,882	$12,048,875

Revenue from gift cards is deferred and recognized upon the redemption of the cards. Gift cards have no expiration date. The Company performs an evaluation of historical redemption patterns from the date of original issuance to estimate future period redemption activity and may recognize revenue on the statement of operations in future years related to breakage. No amounts were recognized as revenue on the statement of operations related to breakage during the six months ended June 30, 2024 and 2023. As of June 30, 2024 and June 30, 2023, gift cards totaled approximately $116,045, and are included in accrued liabilities on the balance sheet.

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Discounts are recorded as a reduction to revenue when the order is accepted. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities.

The Company’s standard terms for online sales allow for returns within 30 days from the date of sale, if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved. Costs of returns are recorded under a contra revenue account and during promotional periods, additional expected returns will be accrued for as a current liability . The company’s allowance for returns, which is included in accrued liabilities in the balance sheet, was approximately $142,099 and $349,881 as of June 30, 2024 and December 31, 2023 respectively.

All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. The customer has no cancellation privileges after shipment, other than customary rights of return.

Marketing Costs

Marketing and advertising costs were $2,677,872 and $2,744,365 for the six month periods ended June 30, 2024 and 2023, respectively, and are included in marketing and advertising expenses on the statement of operations. Advertising costs are expensed when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary difference between the financial statement carrying amount of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

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The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company intends to file for income taxes for the year ended December 31, 2024. The Company accounts for interest and penalties generated by income tax contingencies as interest expense in the statement of operations. No interest and penalties have been recorded for the six month periods ended June 30, 2024 and 2023.

Earnings per share

Earnings per share may either be basic or diluted. The Company computes for the basic earnings per share by dividing the net income over the weighted number of common shares issued and outstanding for the year. For diluted earnings per share, the dilutive effects of potential common shares are considered in the computation. Potential common shares include stock which may be issued from conversion of a debt or equity instrument, exercising of stock warrants and options, among others.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and receivables. The Company generally deposits its cash with insured depository institutions and from time to time such amounts on deposit may exceed the amount of federal deposit insurance limit.

The Company sources its products from several vendors and regions. During the six months ended June 30, 2024 and 2023, three suppliers accounted for 52% and 64% of the purchase of goods of the Company, respectively. For the six months ended June 30, 2024, 51% of goods were sourced from India, 22% of goods were sourced from Europe, 14% of goods were sourced from North America, and 13% of goods were sourced from other regions. Over the same time period in 2023, 39% of goods were sourced from India, 42% of goods were sourced from Europe, 3% of goods were sourced from North America, and 17% of goods were sourced from other regions.

During the six months ended June 30, 2024 and 2023, three wholesale customers accounted for 33% and 32% of the accounts receivable of the Company, respectively.

Fair Value of Financial Instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

●	Level 1- Quoted prices in active markets for identical assets or liabilities.

●	Level 2- Observable inputs other than quoted prices in active markets for identified assets and liabilities, quoted prices for identical or similar assets or liabilities in active markets, or other inputs observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3- Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments, which include cash, receivables, accounts payable, accrued liabilities, customer deposits, line of credit, notes payable and long-term debt, are carried at amounts that approximate fair value due to their short-term maturities or the short-term nature of the accounts. The fair value of the Company’s non-current portion of long-term debt, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

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Stock Based Compensation

Stock based compensation is measured at the grant date based on the fair value of the award and is recognized as compensation expense on a straight-line basis over the service period, which is generally the vesting period. The fair value of the Company’s common stock underlying stock options has to date been determined through use of valuation specialists performing a valuation under the requirements of Internal Revenue Code Section 409(a).

The Company has elected to use the Black-Scholes Merton (“BSM”) option-pricing model to determine the fair value of stock options granted in the period of these financial statements. The Company utilizes the BSM model when the options granted do not include complex vesting provisions, such as market or performance conditions, or contain provisions that trigger liability accounting under either ASC 480 or ASC 815. The BSM pricing model requires various assumptions and estimates, including the fair value of the underlying, volatility of the underlying, risk-free interest rates, dividend rates and expected option term. The Company accounts for forfeitures as they occur.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “Common Stock Valuations” below), are estimated as follows:

●	Expected term. We estimate the expected term based on the simplified method for employees contained within Staff Accounting Bulletin No. 110.

●	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

●	Expected volatility. We estimate the volatility of our common stock on the date of grant based on the weighted-average historical stock price volatility of comparable publicly-traded companies in our industry group.

●	Expected dividend yield. Expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.

Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is determined to be the CODM. The CODM has determined that in the period of these financial statements, the Company has only one segment, the sale of beddings and similar products to customers in the United States.

Leases

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the Company is required to determine whether an arrangement contains a lease at inception and to recognize a lease liability and a right-of-use asset, for operating leases, or capitalized as property and equipment, for finance leases.

The Company has elected the “package of practical expedients” available upon adoption, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Calculation of the present value is based on the incremental borrowing rate of the Company, which is the interest rate applicable to the Company should the leased asset be acquired through financing, on a secured basis. Lease agreements in effect during the period of these financial statements contain options for the Company to renew the lease. The Company considers the options in the determination of the lease term by assessing the likelihood of the Company utilizing the renewal option.

Recently Issued Accounting Standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change in the financial statements.

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NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024	As of December 31, 2023
Website and internal-use software	$2,493,598	$2,180,275
Computer and Equipment	407,910	417,502
Furniture and fixtures	268,234	268,234
Leasehold improvements	139,579	139,579
Total	3,309,321	3,005,572
Less accumulated depreciation and amortization	(2,131,832)	(1,786,890)
Property and equipment, net	$1,177,490	$1,218,682

Depreciation and amortization expense for the six months ended June 30, 2024 and 2023 were approximately $352,578 and $249,896, respectively.

In 2023, the Company moved third-party logistic (3PL) providers and migrated the company’s website to Shopify. Upon completion of the projects, the relevant costs were capitalized under Website and Internal Use Software and are being amortized on a straight-line basis.

NOTE 4 – LINE OF CREDIT LOAN

Line of credit loan pertains to the line of credit with Merchant Financial Group and revolving credit facility with Rosenthal & Rosenthal.

Merchant Financial Group Line of Credit

In August 2023, the Company entered into a line of credit with Merchant Financial Group, for a credit line of up to a maximum amount of $5,500,000 at a rate of to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate.

The agreement with Merchant Financial Group allows the Company to borrow the lesser between the maximum credit and the sum of 80% of the Company’s Accounts Receivable, deemed eligible for borrowing purpose, plus the lesser between 85% of net liquidation value of inventories and 55% value of finished goods, as deemed eligible for borrowing purposes. The line of credit has a maturity of 2 years from inception, with a provision for yearly automatic renewal, which may be cancelled by either party through provision of a 60-day notice.

On April 8, 2024, the line of credit was extinguished and replaced by the revolving credit facility with Rosenthal & Rosenthal discussed below.

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Rosenthal & Rosenthal Revolving Credit Facility

In April 2024, the Company entered into a revolving credit agreement with Rosenthal & Rosenthal at an aggregate amount of $3,000,000. The amounts due in relation to the new revolving credit shall bear interest equal to the Prime Rate plus 2% on the average daily balances in the Loan Account during the preceding month that does not exceed the Borrowing Base or the Maximum Revolving Credit. The “Prime Rate” means the prime rate from time to time publicly announced in New York City by JPMorgan Chase Bank. Any change in the effective interest rates in this Agreement due to a change in the Prime Rate shall take effect on the date of such change in the Prime Rate, provided, that, no decrease in the Prime Rate below 7% per annum shall be given any effect.

The agreement with Rosenthal & Rosenthal allows the Company to borrow the lesser between the maximum credit and the sum of 75% of the Company’s accounts receivable, deemed eligible for borrowing purpose, plus the lesser between 85% of net liquidation value of inventories and 50% value of finished goods, as deemed eligible for borrowing purposes. The credit facility has a maturity of 2 years from inception, with a provision for yearly automatic renewal, which may be cancelled by either party through provision of a 60-day notice. As of June 30, 2024, the interest rate of the line of credit is 10.50%, with an advance rate of 50% of inventory balance and nil of accounts receivable, respectively. As of June 30, 2024 and December 31, 2023, $1,607,045 and nil, respectively, had been borrowed under this agreement.

NOTE 5 – NOTES PAYABLE

Notes Payable to Directors

In August 2022, the Company entered into a revolving credit agreement with a member of the Board of Directors. The Company, at any one time, may obtain promissory notes not exceeding $4,750,000 from the said credit line. The note shall bear interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. The 12MAT Index shall pertain to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. The note, together with the accrued interest, shall be due and payable on December 31, 2024. As of December 31, 2022, the full amount of the credit line was drawn. The note is subject to a subordination agreement with Merchant Financial Group, wherein the outstanding debt to Merchant Financial Group (see Note 4) will take priority over the note. In 2023, the revolving line of credit was increased by $660,000, increasing the drawable amount from $4,750,000 to $5,410,000. On March 31, 2023, April 24, 2023, and May 3, 2023 the Company has drawn additional funds from the line of credit amounting to $200,000, $220,000, and $240,000, respectively.

On September 30, 2023, the Company entered into a Debt Cancellation and Pay-off Agreement (the “Debt Cancellation Agreement”) with Ms. Smith and Mr. Brine. Pursuant to the Debt Cancellation Agreement, the Company’s outstanding indebtedness under the Promissory Note and the Revolving Credit Agreement in the aggregate principal amount of $5,410,000 was canceled and, in exchange, the Company issued 834,877 shares of Series C Preferred Stock to each of Ms. Smith and Mr. Brine (1,669,754 shares of Series C Preferred Stock in aggregate).

Loan Agreement with Stockholder

On May 22, 2023, the Company entered into a short-term loan agreement with a related party of a board member providing for a loan to the Company in the principal amount of $600,000. The loan accrues interest at 12% per annum. The loan and the interest are due on, with an option to pay in installments provided each installment would not be less than €20,000.

On March 5, 2024, the loan agreement was amended to extend the loan maturity date to November 22, 2024. A second amendment was made to the loan agreement on August 8, 2024, extending the loan maturity date to January 1, 2026. As of June 30, 2024 and December 31, 2023, $679,299 and $643,397, respectively, were outstanding under this agreement. See Note 11 for details.

Promissory Notes to Stockholder

On February 14, 2024 and March 15, 2024, the Company issued promissory notes to a stockholder amounting to $650,000 each, totaling to $1,300,000. The loans accrue simple interest at a rate per annum equal to the US federal funds rate in effect on the date of each monthly payment, plus three percent (3%). Interest shall be due and payable monthly in arrears. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on written demand made by Holder in accordance with the notice provisions hereof. The Company may prepay all or any part of the principal balance of this Note, any interest thereon and any other sums payable hereunder without penalty. As of June 30, 2024, $1,336,492 was outstanding under the promissory notes.

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NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized for issuance up to 48,600,000 shares of a single class common stock, having a par value of $0.00001 per share. As of June 30, 2024 and December 31, 2023, 12,282,616 common shares were issued and outstanding. The holders of the common stock are entitled to one vote for each share.

During the period of these financial statements, there have been no dividends declared and none are outstanding or unpaid on any shares of common stock.

Preferred Stock

The Company has authorized for issuance up to 43,100,000 shares of convertible preferred stock, all of which are designated and having a par value of $0.00001 per share as part of the Company’s Regulation A+ transaction. In July 2022, the Company designated new series of stock known as Series C Preferred. In August 2022, certain current stockholders of the Company exchanged their existing preferred stock for Series C Preferred and common stock. A total of 3,703,703 shares of Series C Preferred and 11,029,311 shares of common stock were issued to current shareholders in exchange for 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock. All Series A-1 and Series B-1 preferred stock issued and outstanding as of execution of the share exchange were exchanged for Series C preferred and/or converted to common stock.

In April 2023, the Company filed a supplement to its offering circular on Form 253(g)(2) for its offering of Series C Preferred Stock (the “Supplement”). The Supplement effectively reduces the purchase price per share of Series C Preferred Stock by 20% for all investors in the offering, including investors who had already purchased shares of Series C Preferred Stock in the offering prior to the Supplement. As a result, 86,409 shares of Series C Preferred Stock were retroactively issued to investors who had already purchased shares of Series C Preferred Stock at the higher price per share that was in effect prior to the date the Supplement was filed, such that the effective price per share of Series C Preferred Stock purchased by these investors in the offering is the same as it would have been had they purchased shares after the date the Supplement was filed at the new lower price per share.

Outstanding preferred shares as of June 30, 2024 are as follows: 6,220,912 shares of Series C preferred stock, 6,036,922 shares of Series B preferred stock, and 512,789 of Series A preferred stock.

Outstanding preferred shares as of December 31, 2023 are as follows: 6,165,829 shares of Series C preferred stock, 6,036,922 shares of Series B preferred stock, and 512,789 of Series A preferred stock.

The holders of the preferred stock currently have no redemption rights. The characteristics of the preferred stocks are as follows:

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Voting

The holders of Series C, B, and A preferred stocks are entitled to the number of votes equal to the number of shares of common stock into which such shares could convert. However, for as long as at least 435,000 Series A preferred shares are outstanding, the holders are entitled to elect two members of the Board of Directors by vote at each meeting or pursuant to written consent of the Company’s stockholders for the election of directors.

In addition, for as long as at least 435,000 Series A shares are outstanding, the holders of the respective preference shares, as a class, shall vote on the approval of the following: changes in the Articles of Incorporation or By-Laws, changes in the authorized number preferred stock, changes in the number of members of the Board of Directors, voluntary dissolutions, liquidation, or winding up of the business, and agreements on asset transfer acquisitions.

In addition, for as long as at least 1,000,000 Series B shares are outstanding, the holders of the respective preference shares, as a class, shall vote on the approval of the following: changes in the Articles of Incorporation or By-Laws, changes in the authorized number preferred stock, changes in the number of members of the Board of Directors, voluntary dissolutions, liquidation, or winding up of the business, and agreements on asset transfer acquisitions.

For so long as at least 435,000 Series A shares are outstanding, the holders of Series A shall be entitled to elect 2 members of the Board of Directors. The holders of other Series of preferred stocks, other than Series A, together with the holders of common stock, voting together as one class shall be entitled to vote for the remaining members of the Board of Directors.

Dividends

The holders of Series C, B, and A preferred stocks shall be entitled to receive dividends at a rate equal to 4% of the original issue price (as defined), prior and in preference to any declaration or payment of any dividend on the common stock, payable when, as and if declared by the Company’s Board of Directors. The right to dividends is not cumulative and does not accrue to the holders of Preferred Series C, B, or A shares

During the period of these financial statements, no dividends have been declared on any series of preferred stock, nor were there any outstanding or unpaid dividends on any shares of preferred stock.

Liquidation Preference

In the event of liquidation (as defined), the holders of Series C, B, or A preferred stock shall be entitled to receive distributions out of the assets of the Company that are legally available for distribution or the consideration received in such a transaction before any distribution is made to the holders of common stock. If the proceeds of such liquidation event are equal or more than the liquidation preference of series C shares, the holders of Series C preferred stock will be entitled to receive the liquidation preference and the holders of Series B will receive the remaining proceeds. If the proceeds of such liquidation event are equal or more than the liquidation preference of Series C and Series B shares, the holders of Series C and Series B preferred stock will be entitled to receive the liquidation preference and the holders of Series A will receive the remaining proceeds. If the proceeds of a liquidation event are equal or more than the proceeds allocated to Series C, Series B and Series A holders, the remaining amount will be allocated to common stock holders. The liquidation preference for each Series C, B, and A is equal to the greater of (i) the original issue price (adjusted for stock dividends, stock splits, and the like) plus declared but unpaid dividends or (ii) the amount that would be distributable with respect to such shares had such shares of a Series preferred stock been converted to common stock.

Conversion

The Series C, B, and A preferred stock may, at the option of the holder, be converted at any time into common stock using a formula which is determined from dividing the original issue price by the conversion price, as adjusted, at that time. Adjustments may occur in the event of (a) a standard anti-dilution event, (b) the issuance by the Company of any like preferred or common share at a price per share lower than that paid by the purchaser of the respective preferred share, (c) any instrument convertible or exercisable into a share of like preferred or common share of the Company. Certain issuances are exempt from the adjustment requirements, including those grants issued to employees, directors and consultants by the Company for compensatory purposes.

As of June 30, 2024 and December 31, 2023, the rate of conversion of all series of preferred stock is one to one.

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Reissuance

Each share of preferred stock acquired by the Company by reason of redemption, purchase, conversion or otherwise, shall not be reissued. Due to the exchange to Series C preferred and/or conversion to common of certain stockholders of Series B-1, B, A-1, and A preferred stocks, 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock were acquired by the Company in 2022.

NOTE 7 – STOCK OPTIONS AND WARRANTS

Stock Option Plan

In 2009, the Company established the Coyuchi, Inc. 2009 Stock Plan (the “2009 Stock Plan”). The 2009 Stock Plan expired as to new grants in 2019. Options that were issued and remained outstanding under the 2009 Stock Plan remain exercisable for the remaining contractual terms of those options, and any options that lapse roll over to the 2020 Stock Plan. In 2020, the Company established the Coyuchi, Inc. 2020 Stock Plan (the “2020 Stock Plan”). The Board of Directors are the administrators of the 2020 Stock Plan, but may designate any officer or Executive of the Company to execute its duties under the 2020 Stock Plan.

As of June 30, 2024, the 2020 Stock Plan has reserved a total of 5,069,325 shares of the Company’s common stock for issuance, of which 2,657,325 are available for grant.

As of December 31, 2023, the 2020 Stock Plan has reserved a total of 4,088,485 shares of the Company’s common stock for issuance, of which 1,802,573 are available for grant.

The Company’s stock-based compensation was $220,849 and $144,364 for the six-month period ended June 30, 2024 and year ended December 31, 2023, respectively. As of June 30, 2024 there was $1,059,096 remaining of stock-based compensation to be recognized over a weighted-average remaining vesting period of 9.39 years.

Warrants

On January 5, 2022, the Company issued warrants to Manhattan Street Capital in connection with the Company’s Regulation A+ financing. These warrants are exercisable for an aggregate of 67,023 shares of common stock at an exercise price of $2.25 per share. The Company accounts for these warrants in accordance with ASC 850, which is initially and subsequently recognized at fair value, with any changes in fair value recognized in profit or loss.

On December 31, 2023, the Company re-evaluated outstanding warrants and recognized a gain of $2,400.

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NOTE 8 – COMMITMENTS, LEASES

Office and retail space lease

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the determination of whether an arrangement contains a lease is made at the inception by evaluating whether the arrangement contains a right to use an identifiable asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. The lease is then included in the right of use asset and operating lease liabilities in the Company’s Balance Sheets, based on the present value of the minimum lease payments over the lease term at the lease commencement date.

The standard provides a number of optional practical expedients in applying the transition. The Company expects to elect the “package of practical expedients”, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Leases are classified as either operating or finance lease on the lease commencement date, based on the present value of the minimum lease payments. Present value is determined based on the borrowing rate of the Company. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Currently, all of the leases of the Company are classified as operating leases.

The Company enters into lease arrangements primarily for the office, warehouse, and showroom facilities used in the normal course of business. However, it should be noted that warehouse space included as part of a contract for logistics services is not treated as right of use assets as the Company has no direct control over such assets. The Company’s leases have remaining terms of 1 to 4 years, with renewal options of up to 5 years. The Company’s leases do not include residual guarantees nor bargain purchase options.

The Company includes lease renewal in the determination of the lease term if, after consideration of the relevant economic factors such as expected market lease rates for similar assets in the renewal option period, changes made in the leased assets, costs of transfers, among others, it is reasonably certain that the Company will exercise the option in full or up to the extent that the renewal option will be exercised.

The Company’s weighted average discount rate for its leases is 11.11%.

After initial recognition, remeasurement is made when a lease is either partially derecognized, fully derecognized, or additions to the lease are made. In 2023, the Company extended its office lease for the period from January 1, 2023 to December 31, 2025. The lease does not contain an option to renew. The extension of the agreement resulted into the remeasurement of right of use asset and lease liability, with additions amounting to $117,867 and $104,735, respectively.

Right of use asset, net of amortization, and lease liability as of June 30, 2024 and December 31, 2023 are as follows:

	As of June 30, 2024	As of December 31, 2023
Right-of-use asset, net of amortization	$374,334	$484,001
Lease liability (charged under Other Accruals)	$389,376	$500,744

Operating lease costs charged to general and administrative expense for the six months ended June 30, 2024 and 2023 are $128,138 and $130,854, respectively.

As of June 30, 2024, the Company’s lease liabilities mature as follows:

As of June 30, 2024
2024	$117,322
2025	260,946
2026 and onwards	11,108
Total lease payments	389,376
Less imputed interest	(28,017)
Present value of lease liabilities	$361,358

Operating leases have a remaining useful life of 1.5 years and 3 years as of June 30, 2024 and December 31, 2023, respectively.

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NOTE 9 – EARNINGS PER SHARE

The factors used in the computation of the earnings per share (EPS) by the Company for the six months ended June 30, 2024 and 2023 are as follows:

	For the Six Months Ended
	June 30, 2024	June 30, 2023
Basic EPS
Numerator
Net loss	$(2,403,495)	$(3,372,168)
Denominator
Weighted-average common shares outstanding	12,282,616	12,220,116
Basic EPS	$(0.20)	$(0.28)

Diluted EPS
Numerator
Net loss	$(2,403,495)	$(3,372,168)
Denominator
Weighted-average common shares outstanding	12,282,616	12,220,116
Dilutive effects of convertible preferred stock Series A, A-1, B, B-1 and C	-	-
Dilutive effects of incremental shares from options	-	-
Total	12,282,616	12,220,116
Diluted EPS	$(0.20)	$(0.28)

NOTE 10 – RELATED PARTY TRANSACTIONS

In 2023, the Company issued a note amounting to $600,000 to a related-party of the Board of Directors and shareholder. Interest incurred for the year ended December 31, 2023 amounts to $43,397. See Note 5 for details.

The Company issued two promissory notes to Saffron Hills Ventures 2 LP, an entity affiliated with a director of the Company. The interest incurred for the six months ended June 30, 2024 amounts to $72,196.21. See Note 5 for details.

NOTE 11 – SUBSEQUENT EVENTS

On August 7, 2024 and August 12, 2024, the Company issued promissory notes to a stockholder amounting to $500,000 each, totaling to $1,000,000. The loans accrue simple interest at a rate per annum equal to the US federal funds rate in effect on the date of each monthly payment, plus three percent (3%). Interest shall be due and payable monthly in arrears. All unpaid principal, together with any then unpaid and accrued interest and other amounts payable hereunder, shall be due and payable on written demand made by Holder in accordance with the notice provisions hereof. The Company may prepay all or any part of the principal balance of this Note, any interest thereon and any other sums payable hereunder without penalty.

On August 26, 2024, the Company entered into a short-term loan agreement with Agility Capital III, LLC, to provide the Company with a loan in the principal amount of $1,000,000. The loan shall pay interest on the outstanding principal balance at a fixed rate per annum equal to 13.5%. Interest shall be payable in arrears on the first day of each month until the Advance has been repaid. The loan shall mature on March 1, 2025.

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Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc., dated May 15, 2019 (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

2.2	Certificate of Amendment to Fourth Amended and Restated Articles of Incorporation of Coyuchi, Inc. (incorporated by reference to Exhibit 2.2 to the Amended Offering Statement on Form 1-A/A filed on August 5, 2022).

2.3	Certificate of Determination of Series C Preferred Stock of Coyuchi, Inc. (incorporated by reference to Exhibit 2.3 to the Amended Offering Statement on Form 1-A/A filed on August 5, 2022).

2.4	Bylaws of Coyuchi, Inc., dated March 20, 2008 (incorporated by reference to Exhibit 2.4 to the Offering Statement on Form 1-A filed on May 19, 2022).

2.5	Certificate of Amendment to the Fourth Amended and Restated Articles of Incorporation and Certificate of Determination of Preferences of Series C Preferred Stock of Coyuchi, Inc., dated August 11, 2023 (incorporated by reference to Exhibit 2.1 to Form 1-U filed on August 15, 2023).

3.1	Amended and Restated Investor Rights Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc. (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

3.2	Amended and Restated Voting Agreement, dated January 28, 2014, by and among Coyuchi, Inc. and certain security holders of Coyuchi, Inc. (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on May 19, 2022).

4.1	Form of Subscription Agreement, as supplemented (incorporated by reference to Exhibit 4.2 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

6.1	Coyuchi, Inc. 2009 Stock Plan (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.2	Coyuchi, Inc. 2020 Stock Plan (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.3	Form of Stock Option Award Agreement (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.5	Employment Agreement, dated August 8, 2013, between Coyuchi, Inc. and Eileen Mockus (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.6	Employee Confidential Information and Assignment of Inventions Agreement, dated August 8, 2013, by and between Coyuchi, Inc. and Eileen Mockus (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.7	Employment Offer Letter, dated May 15, 2018, by and between Coyuchi, Inc. and Sejal Solanki (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A filed on May 19, 2022).

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6.8	Employee Confidential Information and Assignment of Inventions Agreement, dated May 15, 2018, between Coyuchi, Inc. and Sejal Solanki (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.11	Term Sheet, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC (incorporated by reference to Exhibit 6.11 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.12	Side Letter Agreement, dated September 28, 2021, by and between Coyuchi, Inc. and Flexport Capital, LLC (incorporated by reference to Exhibit 6.12 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.13	Securities Line of Credit Agreement and Addendum to Securities Line of Credit Agreement, dated January 25, 2022, by and among Coyuchi, Inc. as borrower, Kevin Brine as guarantor, and First Republic Bank (incorporated by reference to Exhibit 6.13 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.14	Third Amendment to Lease, dated February 16, 2021, by and between 1400 Tennessee Street, LLC and Coyuchi, Inc (incorporated by reference to Exhibit 6.14 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.15	Commercial Lease Agreement, dated March 18, 2021, by and between Ken Wilson and Coyuchi, Inc (incorporated by reference to Exhibit 6.15 to the Offering Statement on Form 1-A filed on May 19, 2022).

6.16	Order Form, effective March 29, 2023, between Coyuchi, Inc. and Issuance, Inc. (incorporated by reference to Exhibit 6.17 to Supplement No. 1 to Offering Circular on Form 253(g)(2) filed on April 20, 2023).

6.17	Revolving Credit Agreement dated August 2022 by and among Coyuchi, Inc. as borrower and Kevin R. Brine and Jessica Smith as lender (incorporated by reference to Exhibit 6.18 to the Annual Report on Form 1-K filed on July 5, 2023).

6.18	Promissory Note of Coyuchi, Inc. dated August 2022 issued by Coyuchi, Inc. in favor of Kevin R. Brine and Jessica Smith as holder (incorporated by reference to Exhibit 6.19 to the Annual Report on Form 1-K filed on July 5, 2023).

6.19	Loan Agreement dated May 22, 2023 by and between Coyuchi, Inc. as borrower and Marie-Rose Kahane as lender (incorporated by reference to Exhibit 6.20 to the Annual Report on Form 1-K filed on July 5, 2023).

6.20	Debt Cancellation and Pay-Off Agreement by and between Coyuchi, Inc. and Kevin R. Brine and Jessica Smith, dated September 30, 2023 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on February 21, 2024).

6.21	Promissory Note of Coyuchi, Inc. dated February 14, 2024 in favor of Saffron Hill Ventures 2 LP.

6.22	Promissory Note of Coyuchi, Inc. dated March 15, 2024 in favor of Saffron Hill Ventures 2 LP.

6.23	Financing Agreement, dated April 8, 2024, by and between Coyuchi, Inc. as Borrower and Rosenthal & Rosenthal of California, Inc., as Lender.

6.24	Employment Offer Letter, dated May 23, 2024, by and between Coyuchi, Inc. and Neil Kee.

6.25	Employment Offer Letter, dated January 11, 2024, by and between Coyuchi, Inc. and Victoria Grahan.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the in the City of San Francisco, State of California, on December 6, 2024.

COYUCHI, INC.

By:	/s/ Neil Kee
Neil Kee
Chief Financial Officer

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neil Kee	Chief Financial Officer	December 6, 2024
Neil Kee	(principal executive and financial officer)

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